FILED BY DEX ONE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DEX ONE CORPORATION

COMMISSION FILE NO. 1-07155

Script of Keynote Speech Delivered September 18, 2012 by Richard J. Hanna, Executive Vice President,

Sales and Marketing of Dex One Corporation at the 2012 SMB Digital Marketing Conference

sponsored by BIA/Kelsey

Thank you, Charles.

(SLIDE 1)

Good morning, everyone. It’s great to be with you.

I’ve been with Dex One for about 18 months now. It has been and continues to be a very fun and exciting ride!

I’m not going to spend a lot of time on the history of the Yellow Pages industry, but I will give you one stat, that surprised me when I joined the company, The Yellow Page business was still a GROWTH industry in 2007.

That is less than five years ago. I don’t think that would have been your answer if we surveyed the room. I’m sure we’ll get a few, “Really?” comments for the Q&A later.

And boy, do things move fast when a business like ours gets caught up in today’s digital transformation. Change is rapid and constant. If you believe you have caught up, you are still in denial.

Having spent virtually all of my career in tech, I do have a healthy respect for the “Speed of Change” once it is thrust upon you.

As an industry, change is upon us. We’re at an inflection point. In the next two years, we must demonstrate we are the go-to destination for local marketing services.

Why is this important? Earlier this summer, NYSE / Euronext asked local business owners and entrepreneurs to rank their top three areas for increased investment in 2013.

Finishing third was technology—investments in equipment to help them automate their operations and improve productivity.

The second investment priority was customer relationship management. Securing a capability to capture and manage information to improve support and service.

And finally, the top investment priority for this sector is marketing, branding, and PR. Improving their ability to reach, win, and keep customers.

This is the essence of what we do… we have the people, products, and platforms to help them promote their business.

Now we have to bring it all together in a way that creates more value for customers.

And that includes the products and services we offer to them.

Now, Dex One, ATT, SuperMedia, Yellow Book all took substantial measures to compete in the digital media landscape, WHILE continuing to drive the print advertising. By the way, the Books still work well! Not as well as they did in 2007, but we and the other publishers still deliver, high quality, low cost leads to our customers.

However, no longer is any limited selection of advertising media, sufficient for today’s SMB’s. Never mind, just one primary media, such as Yellow Pages.

When the new management team joined Dex over the past two years, we had a digital business that was growing in the low double digits.

Our customer’s share of wallet was coming out of print at a high rate, and not NEARLY enough of it was moving to our digital products.

The first thing we had to do was invest in our Digital Portfolio.

We did so by developing our internal digital resources, going through dramatic changes in our Product Marketing and Engineering teams.

Then we aggressively searched out “Best In Breed” partners in order to develop our product portfolio. Our goal was to NOT only catch up with the market, but have our eyes on being a Digital Leader in the course of 18 months to 2 years.

We drastically improved our DexNet / Search and DexKnows / IYP platforms, and we added fantastic partners: Google, Yahoo, Boostability and Paper G to name just a few.

Our digital portfolio expanded tremendously in a matter of 12 months.

So here is the point in the presentation, where you’re saying, “Rick that’s all well and good, but how did you get the sales force to transform from a heavy print centric sales approach to a full Marketing Services approach?

And believe me, when you sit in a room with a group of 20-30 year sales veterans of Yellow Pages, you then grasp the not so subtle challenge of sales force transformation.

(Pause)

At the strategic level, we firmly believe you have to do the following:

(SLIDE 2)

•	Invest in products and solutions

•	Invest in your 21st Century Sales Force/Support

•	Show Them You Mean Business!

(slide stays up for narrative)

We talk to over 5,000 SMB customers every day with our sales force. No one knows better what they are looking for to help grow their businesses. Our products and solutions reflect their needs. Our mantra is “Easy to Buy, Easy to Sell.”

Next, invest in the sales force. I will spend more time on this very important point, but provide world class training and sales automation to make the transformation more effective and efficient.

Lastly, show them you mean business. I’m talking about our sales force. They have to be CONFIDENT that you will follow through on your plans and deliver. One of our most valuable assets is the long standing relationship we have with our customer base. The sales team will test YOU, before they test their customers.

(SLIDE 3)

While we were building out our Digital portfolio and advanced training programs, we had to make it easier for our sales team AND our customers to buy a more complete solution from Dex One.

Packaging was the key.

So we created a handful of bundles incorporating both print and digital solutions that focus on the needs of small businesses.

We’ve sold more than 60,000 bundles in just over one year. They represent more than 50 percent of our revenue. Base. We fully expect to have over 60% of our revenue in a Dex Bundle by the end of the year. Better retention, overall increase in billing, and room for much more growth.

Included in these numbers, is our “Ultimate Bundle”, DGA, or Dex Guaranteed Actions. This is where we will guarantee a set number of Actions per customer in an annual contract. If we come up short, we will buy actions on the open market to fulfill our contractual guarantee.

Again, show them you mean business!

Our Vice President of Marketing, Stephen Gibbons will be presenting DGA and Dex Bundles Solutions here tomorrow afternoon in much more detail.

Bundling our products got us moving in the right direction, next we had to leverage our most valuable asset, the Sales Channel.

Over the past two years we have recruited over 1,000 new employees, delivering a 60% refresh of our entire sales force. We have made it clear as to what we expect from our sales people in terms of performance metrics and product knowledge. For the most part, they welcomed the challenge of the transformation. They knew what their customers needed, and we are providing it.

We recruited digital savvy sales people and New Business specialists, to “Hunt” new digital business. We opened new markets where we sold only Digital Solutions. I have been trialing new sales channels, and new approaches to growing the overall business.

We have honed our hiring processes to seek out and hire people with the experience and knowledge to match the market opportunity. This is a very important point. Just because a sales candidate has a digital background, it doesn’t make them a solid digital sales person.

Understanding the cultural and experience differences in customer retention sales versus prospecting for New Business is critical to your success. We learned a lot along the way….

We also closed smaller regional Telephone sales operations, transferring jobs to three national sales centers.

The centers expanded the points of customer connection, improved our service and yielded more capacity to support the digital sales process. We also added digital domain experts to assist on bigger sales in our major metro markets.

We learned that recruiting experienced digital sales people can get expensive. So, developing your own digital expertise is paramount to your long term success.

Training is…….very critical. Our market is changing so rapidly, and our SMB customers are so focused on running their business, they HAVE TO DEPEND on their Marketing Consultant to be up to speed on the best available solution for their business, and be confident in their recommendations.

I truly believe the best informed sales force will win in this ultra competitive marketplace, period.

This is why I believe that one—if not THE most important—piece of our sales transformation was the re-creation of our Sales Academy.

We tried to think beyond the typical training organization focused on products and selling.

We wanted to focus on behavioral change and continuous learning.

We wanted a process that would align with the evolution of technology … so we put in place certifications … which you have to renew every 90 days or so.

Programs like our Digital Media Learning Program put us in step with Google, which requires certification for all its Premier Partners.

We learned a lot.

One is that the biggest resistance to training is time.

As sales professionals see it, time learning, means time not selling … which means time not earning … which they don’t like. Neither do I!

So we launched a digital learning initiative with webinars… pod casts… and how-to videos often delivered over our iPads.

We also learned the importance of standardized information.

Digital sales is a place where you can be ahead of the curve one day … behind the next.

It’s a place where a lot of people know a lot of things…and that at times managing all of this information can be a challenge.

Centralized, disciplined, all-inclusive learning created uniform knowledge…which gives us consistency in what we discuss with our customers.

It puts the best information … constantly updated … in one place.

We’ve been getting great results from our surveys of people who have gone through the academy.

I was talking to some recent graduates. And I asked what they thought of the experience.

One graduate said: “I don’t feel like I work for a Yellow Pages company anymore. I feel like I’m in the business of local, social and mobile marketing. It’s a whole different outlook on what we do.” That’s exciting.

For me … it was the best answer I could have heard.

Just recently, we took our training to a new level….

Our new Digital Mastery Certification program is a six-month program that includes self-paced online modules and interactive virtual training sessions to develop the knowledge, skills and experience of our world-class sales teams.

The program focuses on our digital products and solutions, the competitive strategies and selling tools necessary to be the best digital media consultants in the marketplace.

By the way, there is risk for us in this program. We will develop highly informed and valuable Sales people with the Academy and especially the Digital Mastery Program. We all know how hard it is to recruit knowledgeable Digital sales people.

It will be incumbent on our management team to keep these sales people excited and motivated to stay at Dex One. But we feel strongly that it is the right way to go.

This program will also be a key recruiting tool for us going forward.

So far, more than 1,100 people have gone through the Academy’s, undergrad certification program. Our goal is 99% within 3 months of hire.

And I know it’s had a big role in the growth of our digital business.

Last but definitely not least on the list, Motivate & Captivate. It is important we keep our sales people motivated. A big part of the transformation is driving the desired behavior. Aligning compensation with our objectives is a must.

However, the SMB marketplace is and will always be activity driven. So, I have built a “Short Burst” culture into our sales force. We will use very focused incentive programs to drive specific behavior in 30-60 day periods.

My promise to the sales force was that I would keep our selling “FRESH.” We are doing that with new product introductions, creative incentive programs, and innovative communications, like our weekly video series we launched last year.

The videos are presented in a short, 4-5 minute, three-part format. Every Monday morning on their iPad or laptop. They provide a fun and exciting visual experience, with up-to-date product information and sales results as well as motivational and entertaining – yet related – movie clips.

How can you resist the scene out of Tommy Boy, where Chris Farley sells the guarantee on brake pads, and we are reinforcing our DGA, Dex Guaranteed Actions product. Again, deliver the desired message, but keep it Fresh and fun, so the entire sales force WANTS to watch and learn.

During these videos and national conference calls, my management team and I recognize outstanding performances, and specific customer solutions that were delivered.

This demonstrates to the sales force that sales objectives can be exceeded, and examples of how it was done. One of my favorites, is a DNA Testing Lab that we sold SEM, SEO and Display, over the phone for a $79,000 annual contract. NOT your typical Yellow Pages advertiser, but a great example of new market segments that ARE becoming Dex One customers.

With our expanded digital product suite, bundled packages including guaranteed actions, and our full service, well informed sales experts, we are working hard to ensure we will be the go-to destination for local marketing services.

The results? Well, we have gone from low double digital growth in the first half of last year, to 52% growth last quarter, on our way to about 40% for the year.

We are proud of what we have been able to accomplish in the past 2 years, and look forward to continuing our transformation into a leading solutions based marketing services company for our customers.

Thank you.

Now for Q&A.

Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex. In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex. INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov. Copies of the documents filed by SuperMedia with the SEC will be available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272. Copies of the documents filed by Dex with the SEC will be available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in SuperMedia’s proxy statement relating to its 2012 Annual Meeting of Shareholders and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2012 and March 22, 2012, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources described above. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts. Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex intends to file with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.

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